April 5, 2011
VIA EDGAR

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Fax: 202-772-9282
Phone: 202-551-3760

Re: SEC comment letter dated March 18, 2011 for Youchange Holdings Corp.
Current Report on Form 8-K Filed February 28, 2011
Form 10-K for the Fiscal Year Ended June 30, 2010 Filed October 13, 2010
Form 10-Q for the Quarter Ended December 31, 2010 Filed March 8, 2011
Form 10-Q for the Quarter Ended September 30, 2010 Filed November 15, 2010
File No. 333-152959

Dear Ms. Long,

This letter responds to Sherri Haywood’s oral comments of April 4, 2011 with respect to comment 3 as set forth in the Staff’s letter dated March 18, 2011 (the “Comment Letter”) with respect to the above filings that YouChange Holdings Corp. (“youchange”, the “Company,” we,” “us,” or “our”) filed with the Commission as outlined above. For your convenience, this letter repeats the original comment number three from the Comment letter in italics and our response from our letter dated March 28, 2011.

As requested in the April 4, 2011 telephone conference with Ms. Haywood, we confirm the timing of our response to comment three below.

Ms. Pamela Long
United States Securities and Exchange Commission
April 5, 2011

Form 8-K

Market Opportunity and Business Strategy, page 4

3.
We note your response to comment 14 of our letter dated February 14, 2011. Your licensing agreement appears to be a material contract that must be included in the exhibit index and filed as an exhibit. If you believe that disclosure of particular terms of the agreement would cause you competitive harm, you may request confidential treatment for those terms by way of a separate application that provides a legal analysis of how each redacted item in the exhibit would result in substantial competitive harm if disclosed. Please see the Division of Corporation Finance Staff Legal Bulletin No. 1 (with Addendum). Alternatively, please tell us why you believe that this agreement is not material to your business.

March 28, 2011 Response

We believe this is a material agreement and will be filing a Confidential Treatment Request (“CTR”) as suggested because we believe the identity of the strategic partner and the complete provisions of the licensing agreement form a competitive advantage and we regard this as a trade secret.

April 4, 2011 Response

We will file the CTR and the redacted exhibit in accordance with the Division of Corporation Finance Staff Legal Bulletin No. 1 (with Addendum) in our timely filing of the upcoming Form 10-Q filing for the quarterly period ended March 31, 2011.

In connection with providing this letter in response to the Comment Letter, youchange acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes of disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long
United States Securities and Exchange Commission
April 5, 2011

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate the opportunity to discuss such questions or comments with the Staff. Please direct any questions or comments to Jeffrey Rassás at 866-712-9273.

Sincerely,

YouChange Holdings Corp.

/s/ Jeffrey I. Rassás
Jeffrey I. Rassás
Chief Executive Officer